SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 26, 2012

BP ANNOUNCES SALE OF INTERESTS IN ALBA AND BRITANNIA FIELDS TO MITSUI & CO., LTD.

BP announced today that it has agreed to sell its interests in the Alba and Britannia fields in the UK North Sea to Mitsui & Co., Ltd. ('Mitsui') for $280m in cash.

The sale comprises BP's non-operating 13.3% stake in Alba and 8.97% stake in Britannia. Completion of the deal is anticipated by the end of Q3 2012, subject to regulatory and other licensee approvals.

The agreement is a further example of BP's active management of its business portfolio in the North Sea, focusing on core activities and future growth.

Trevor Garlick, regional president for BP North Sea, said: "The divestments are part of our strategy to develop a more focused business in the UK and Norway. BP has a multi-billion pound investment programme currently underway in the region, with four major field development projects in the UK and a further two in Norway."

"We are pleased to have reached this agreement, continuing our global relationship with Mitsui," added BP group chief executive Bob Dudley.

Net BP production from the two fields averages some 7,000 barrels of oil equivalent per day.

Notes to Editors:

BP in the North Sea:

· BP is a major investor in the North Sea with an extensive portfolio of production from existing reservoirs; new projects under development; and growth potential in undeveloped resources.

· Current production is around 200,000 barrels of oil equivalent per day and the company has over 3 billion barrels of proven and contingent resource available

· BP expects to invest $10 billion (c £6.7billion) net over the next five years in the North Sea - including major projects in the UK and in Norway.

· Four major projects are currently underway in the UK - Clair Ridge, Quad 204 (Schiehallion), Devenick and Kinnoull and two in Norway - Skarv and Valhall redevelopment.

· In the 26th UKCS Licensing Round in 2010, BP was awarded licence interests in seven offshore exploration blocks - the largest licence award BP has received in the UK for more than a decade.

BP was advised in this transaction by Jefferies.

Cautionary Statement

This press release contains forward-looking statements including with respect to the completion of BP's disposal of interests in the Alba and Britannia fields; expectations regarding business activity in the North Sea; expectations regarding future investment in the UK and Norway; and other statements which are generally, but not always, identified by the use of words such as 'will', 'is expected to', 'plans', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ depending on a variety of factors, including the timing and successful completion of the disposal; regulatory actions, general economic conditions; future levels of industry product supply, demand and pricing; and other factors discussed in this release and in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the
United States Securities and Exchange Commission.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as "proven and contingent resource available", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our
Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the SEC.

Further information:
·
BP North Sea press office: 01224 832030
- ENDS -

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 June 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary